OMB APPROVAL
OMB Number: 3235-0145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D /A

Under the Securities Exchange Act of 1934
(Amendment No.  1 )*

ANCHOR FUNDING SERVICES, INC.
(Name of Issuer)

Common Stock
     (Title of Class of Securities)

032904 10 4
(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road, Westbury, NY 11590 (516-487-1446)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Check the following box if a fee is being paid with the statement [  ].  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 032904 10 4		Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William Baquet
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [__] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,178,944
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,178,944
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,178.944
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% - (10.5% voting stock) (1)
14	TYPE OF REPORTING PERSON* IN

(1) Based upon 12,940,378 shares outstanding, plus 678,944 warrant shares owned by Mr. Baquet, excluding 6,084,995 shares of Common Stock issuable upon conversion of Preferred Stock.

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 032904 10 4		Page 3 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fordham Financial Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [__] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION COLORADO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X] Excludes shares owned by William Baquet.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% - Common
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 032904 10 4		Page 4 of 5 Pages

Item 1.                     Security and Issuer

This statement relates to the Common Stock of Anchor Funding Services, Inc. (the “Issuer”).  The Issuer’s executive office is located at 10801 Johnston Road, Suite 210, Charlotte, NC 28226

Item 2.                     Identity and Background

(a)	William Baquet

(b)	14 Wall Street, 18th Floor New York, NY 10005

(c)	Chief Executive Officer of Fordham Financial Management, Inc.

(d)	Not applicable.

(e)	Not applicable.

(f)	USA

(a)	Fordham Financial Management, Inc.

(b)	14 Wall Street, 18th Floor New York, NY 10005

(c)	Licensed broker/dealer

(d)	Not applicable.

(e)	Not applicable.

(f)	USA

Item 3.                     Source and Amount of Funds or Other Consideration

  Personnel funds.

Item 4.                     Purpose of Transactions

(a)	- (j) Not applicable.

The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in item 4 of Schedule 13D. Each of the Reporting Persons may at any time review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

SCHEDULE 13D
CUSIP No. 032904 10 4		Page 5 of 5 Pages

Item 5.                     Interest in Securities of the Issuer

(a) - (b)     As of August 27, 2008, the Issuer has outstanding 12,940,378 shares of Common Stock and 1,216,999 shares of Series 1 Preferred Stock with the voting rights of 7,043,637 common shares, but convertible into 6,084,995 shares of Common Stock. Of the foregoing shares of Common Stock, Mr. Baquet beneficially owns 2,178,944 shares of Common Stock (inclusive of outstanding warrants to purchase 678,944 shares held in his name), representing 16.0% of the outstanding Common Stock, and 10.5% of the voting capital stock. Mr. Baquet has the sole power to dispose of and vote 2,178,944 shares of Common Stock owned by him. Fordham Financial Management, Inc., which originally owned 1,342,500 shares of Common Stock in a previous Schedule 13D filing, currently owns zero shares of Common Stock of the Issuer. Fordham’s ownership excludes shares owned by Mr. Baquet, its controlling person.

(c)  On August 27, 2008, Fordham Financial transferred 678,944 warrants to Mr. Baquet and 663,556 warrants to various registered persons and employees of the firm.

(d) - (e)  Not Applicable

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Not applicable.

Item 7.                     Materials to be filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 2008

Signature By: /s/William Baquet
William Baquet

FORDHAM FINANCIAL MANAGEMENT, INC.

By: William Baquet
William Baquet, Chief Executive Officer